Mail Stop 4561

January 14, 2009

Timothy E. Vance
Chief Executive Officer
Data Call Technologies, Inc.
600 Kenrick, Suite B-12
Houston, TX 77060

> **Re:** **Data Call Technologies, Inc.**
> **Form 8-K Filed December 15, 2008**
> **File No. 333-131948**

Dear Mr. Vance:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief